UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 001-38641

Kabushiki Kaisha PEPPER FOOD SERVICE

(Exact name of registrant as specified in its charter)

Pepper Food Service Co., Ltd.

(Translation of registrant’s name into English)

17th floor, Olinas Tower, 4-1-3 Taihei

Sumida-ku, Tokyo, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information and documents furnished in this report, as set forth below, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit 99.1	English translation of Notice of Resignation of Director, filed with the Tokyo Stock Exchange on August 15, 2019.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEPPER FOOD SERVICE CO., LTD.

	By:	/s/ Kunio Ichinose
	Name:	Kunio Ichinose
	Title:	Representative Director, President and Chief Executive Officer

Date: August 16, 2019